                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 2)*


                              INLAND RESOURCES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   457469-20-3
                                 --------------
                                 (CUSIP Number)


                             Michael E. Cahill, Esq.
                       Managing Director & General Counsel
                               The TCW Group, Inc.
                      865 South Figueroa Street, Ste. 1800
                          Los Angeles, California 90017
                                 (213) 244-0000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 2, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                    ---------------------
CUSIP No. 457469-20-3                                      Page  2  of 14 Pages
----------------------                                    ---------------------


-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The TCW Group, Inc.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not applicable
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
-------------------------------------------------------------------------------
    NUMBER OF                  7  SOLE VOTING POWER
                                  0
     SHARES                  --------------------------------------------------
                               8  SHARED VOTING POWER
       BY                         297,196
                             --------------------------------------------------
      EACH                     9  SOLE DISPOSITIVE POWER
                                  0
    REPORTING                --------------------------------------------------
                               10 SHARED DISPOSITIVE POWER
   PERSON WITH                    297,196
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     297,196
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     HC,CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    ---------------------
CUSIP No. 457469-20-3                                      Page  3  of 14 Pages
----------------------                                    ---------------------


-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Trust Company of the West
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not applicable
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
    NUMBER OF                  7  SOLE VOTING POWER
                                  0
     SHARES                  --------------------------------------------------
                               8  SHARED VOTING POWER
       BY                         297,196
                             --------------------------------------------------
      EACH                     9  SOLE DISPOSITIVE POWER
                                  0
    REPORTING                --------------------------------------------------
                               10 SHARED DISPOSITIVE POWER
   PERSON WITH                    297,196
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     297,196
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     OO,HC
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    ---------------------
CUSIP No. 457469-20-3                                      Page  4  of 14 Pages
----------------------                                    ---------------------


-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     TCW Asset Management Company
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not applicable
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
    NUMBER OF                  7  SOLE VOTING POWER
                                  0
     SHARES                  --------------------------------------------------
                               8  SHARED VOTING POWER
       BY                         297,196
                             --------------------------------------------------
      EACH                     9  SOLE DISPOSITIVE POWER
                                  0
    REPORTING                --------------------------------------------------
                               10 SHARED DISPOSITIVE POWER
   PERSON WITH                    297,196
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     297,196
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     CO, IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    ---------------------
CUSIP No. 457469-20-3                                      Page  5  of 14 Pages
----------------------                                    ---------------------


-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     TCW Royalty Company
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not applicable
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
    NUMBER OF                  7  SOLE VOTING POWER
                                  0
     SHARES                  --------------------------------------------------
                               8  SHARED VOTING POWER
       BY                         297,196
                             --------------------------------------------------
      EACH                     9  SOLE DISPOSITIVE POWER
                                  0
    REPORTING                --------------------------------------------------
                               10 SHARED DISPOSITIVE POWER
   PERSON WITH                    297,196
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     297,196
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     CO, HC
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    ---------------------
CUSIP No. 457469-20-3                                      Page  6  of 14 Pages
----------------------                                    ---------------------


-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not applicable
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
    NUMBER OF                  7  SOLE VOTING POWER
                                  0
     SHARES                  --------------------------------------------------
                               8  SHARED VOTING POWER
       BY                         297,196
                             --------------------------------------------------
      EACH                     9  SOLE DISPOSITIVE POWER
                                  0
    REPORTING                --------------------------------------------------
                               10 SHARED DISPOSITIVE POWER
   PERSON WITH                    297,196
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     297,196
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    ---------------------
CUSIP No. 457469-20-3                                      Page  7  of 14 Pages
----------------------                                    ---------------------


-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Inland Holdings LLC
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not applicable
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
    NUMBER OF                  7  SOLE VOTING POWER
                                  0
     SHARES                  --------------------------------------------------
                               8  SHARED VOTING POWER
       BY                         297,196
                             --------------------------------------------------
      EACH                     9  SOLE DISPOSITIVE POWER
                                  0
    REPORTING                --------------------------------------------------
                               10 SHARED DISPOSITIVE POWER
   PERSON WITH                    297,196
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     297,196
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

AMENDMENT NO. 2 TO SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

            This statement of amendment of Schedule 13D, filed on behalf of The TCW Group, Inc. and the several entities included herein (collectively the "Reporting Persons"), relates to the Common Stock, par value $.001 per share ("Common Stock"), of Inland Resources Inc., a Washington corporation (the "Issuer"), and supplements Amendment No. 1, which was filed on July 10, 2001. The address of the principal executive office of the Issuer is 410 17th Street, Suite 700, Denver, Colorado 80202.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement"), dated as of August 2, 2001, by and between Inland Holdings, LLC ("Holdings") and Hampton Investments LLC ("Hampton Investments"), Hampton Investments purchased an aggregate of 1,455,390 shares of Common Stock from Holdings for $1,000. Hampton Investments obtained the $1,000 purchase price from its internal funds. The foregoing description of the Common Stock Purchase Agreement is qualified in its entirety by the specific terms of such Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION

         On August 2, 2001, Hampton Investments acquired shares of Common Stock from Holdings pursuant to the Common Stock Purchase Agreement. The information set forth in Item 3 is incorporated herein by reference. In connection therewith, certain other transactions occurred, which are described below (the "Transactions").

         Pursuant to a Series E Preferred Stock Purchase Agreement (the "Series E Preferred Stock Purchase Agreement"), dated as of August 2, 2001, by and between Hampton Investments and Holdings, Hampton Investments sold its 121,973 shares of Series E Preferred Stock (the "Series E Preferred Stock") to Holdings for $2,000,000. The foregoing description of the Series E Preferred Stock Purchase Agreement is qualified in its entirety by the specific terms of such Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

         Holdings entered into a Termination Agreement (the "TCW Option Termination Agreement") with the Issuer, dated as of August 2, 2001, pursuant to which all warrants, rights and options to purchase Common Stock held by Holdings and its affiliates were terminated. The foregoing description of the TCW Option Termination Agreement is qualified in its entirety by the specific terms of such Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

         Pursuant to an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated as of August 2, 2001, by and among Holdings, the Issuer and Hampton Investments, the Issuer granted certain demand and piggyback registration rights to Hampton Investments and Holdings in respect of Common Stock held by them. The foregoing description of the Registration Rights Agreement is qualified in its entirety by the specific terms of such Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

         The Issuer, Holdings and Hampton Investments entered into an Amended and Restated Shareholders Agreement (the "Shareholders Agreement"), dated as of August 2, 2001, providing for, among other things: (i) certain restrictions on the transfer of the Common Stock; (ii) certain "tag-along" rights for the benefit of Holdings and its affiliates; (iii) certain "drag-along" rights in favor of Hampton Investments; (iv) the preemptive rights described below; and (v) the Board representation rights described below.

         Subject to certain exceptions, under the Shareholders Agreement, each of Holdings and Hampton Investments has been granted the right to purchase its pro rata share of any capital stock of the Issuer which the Issuer proposes to sell and issue in the future. The preemptive rights granted to Holdings will terminate at such time that (i) Holdings and its affiliate transferees collectively own less than 50% of the Common Stock held by them as of the date of the Shareholders Agreement or (ii) as a result of the failure by Holdings and its affiliate transferees on one or more occasions to exercise their preemptive rights, and/or the transfer by them of the Common Stock held by them as of the date of the Shareholders Agreement, Holdings and its affiliates collectively own shares of Common Stock constituting less than 4% of the Common Stock then outstanding.

         Pursuant to the Shareholders Agreement, Holdings and Hampton Investments and their respective affiliates agree to vote to ensure that (i) the Company and Subsidiary Boards each consist of six members, subject to certain exceptions, (ii) as long as Hampton Investments and its affiliates hold at least a majority of the Common Stock of the Issuer, Hampton Investments and its affiliates have the right to appoint at least two members to the Company and Subsidiary Boards or, if greater, at least one third of the members of each such Board, and (iii) as long as the provisions in the Exchange and Note Issuance Agreement (defined below) relating to board representation, as described below, are applicable, the Requisite Holders (defined below) have the right to have one or more individuals designated for election to, and be elected to, the Company and Subsidiary Boards (defined below) as provided in such provisions.

         The Shareholders Agreement provides that only members of the Board who are not employees, affiliates, or employees of affiliates of Hampton Investments or Holdings are entitled to receive compensation at such levels as the Company and Subsidiary Boards may determine from time to time. Pursuant to such Agreement, any member of the Company and Subsidiary Boards designated by the Requisite Holders shall be entitled to receive reimbursement of reasonable travel and other expenses at a level not less than that received by other members of the Boards. Hampton Investments has the right to have the director designated by it, and Holdings has the right to have the director or observer(s) designated by the Requisite Holders, to be appointed to all committees established by the Issuer or its subsidiaries, including, without limitation the audit committee.

         The Shareholders Agreement will terminate when (i) Common Stock is no longer held by Hampton Investments, Holdings or their respective affiliates and (ii) no TCW Sub Notes (defined below) are outstanding.

         The foregoing description of the Shareholders Agreement is only a summary thereof and is qualified in its entirety by the specific terms of such Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

         As described above, pursuant to the Shareholders Agreement, Holdings and Hampton Investments and their respective affiliates have agreed to vote to ensure that the Requisite Holders of the TCW Sub Notes have the following board representation rights. Pursuant to an Exchange and Note Issuance Agreement (the "Exchange and Note Issuance Agreement"), dated as of August 2, 2001, by and among the Issuer, Inland Production Company and Holdings, the holders (the "Requisite Holders") of 51% of the aggregate principal amount of subordinated notes of the Issuer issued thereunder (the "TCW Sub Notes") have the right to designate either (A) one member to each of the respective Boards of Directors of the Issuer and each of its subsidiaries (the "Company and Subsidiary Boards") and one observer to each of the Company and Subsidiary Boards or (B) up to two observers to each of the Company and Subsidiary Boards. Any person so designated that becomes a member of any such Board will have a term that automatically expires at such time as the TCW Sub Notes are repaid in full. In addition, for every two calendar quarters after the earlier of (i) September 30, 2005 or (ii) the first Quarterly Accrual Date (as defined in the Exchange and Note Issuance Agreement) to occur after the outstanding balance of the Senior Bank Debt (as defined in the Exchange and Note Issuance Agreement) shall be reduced to $40 million or less, in which interest on the TCW Sub Notes is not paid in full, the Requisite Holders have the right to designate an additional director to each of the Company and Subsidiary Boards, not to exceed a total of four directors for each such Board that is comprised of not greater than six members. Any person so designated that becomes a member of any such Board will have a term that automatically expires at such time as the unpaid interest is paid in full. The Exchange and Note Issuance Agreement also provides that upon the occurrence and continuation of specified events of default thereunder, the Requisite Holders have the right to designate an additional director to each of the Company and Subsidiary Boards for each 90 day period after the occurrence of such event of default until cured or waived, not to exceed a total of four directors for each such Board that is comprised of not greater than six members. Any person so designated that becomes a member of any such Board will have a term that automatically expires upon the date such event of default is cured or waived. In connection with these rights to cause a director to be designated to the Company and Subsidiary Boards, the Issuer amended its bylaws to provide that such designated directors have a term that will automatically expire as provided in the Exchange and Note Issuance Agreement.

         The foregoing description of the Exchange and Note Issuance Agreement is qualified in its entirety by the specific terms of such Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this Schedule 13D, Holdings holds 297,196 shares of the Issuer's Common Stock. The shares of Common Stock of the Issuer held by Holdings represent approximately 10.3% of the Common Stock of the Issuer (based on the Issuer's having 2,897,732 issued and outstanding shares of Common Stock as of May 9, 2001, as reported on the Issuer's Form 10-Q filed on May 25, 2001).

Each of the TCW Related Entities other than Holdings, as a parent corporation or partnership or as a managing partner or member of Holdings, may be deemed to beneficially own the shares of the Issuer held by Holdings. Each of TCWG, TAMCO and TCW (other than in its capacity as TCW as Sub-Custodian) disclaims beneficial ownership of the Issuer's Common Stock (or Common Stock equivalents) reported herein and the filing of this Statement shall not be construed as an admission that such entities and individuals are the beneficial owners of any securities covered by this Statement.

(b) TCW as Sub-Custodian and Portfolio, as the members of Holdings, have discretionary authority and control over all of the assets of Holdings pursuant to the Operating Agreement of Holdings, including the power to vote and dispose of the Issuer's Common Stock held by Holdings. Therefore, TCW, as Sub-Custodian, and Portfolio collectively have the power to vote and dispose of 297,196 shares of the Issuer's Common Stock.

In addition, TCW Royalty, as the managing general partner of Portfolio, has the discretionary authority and control, together with TCW as Sub-Custodian, over all of the Royalty Entities including the power to vote and dispose of the Issuer's Common Stock held in the name of the Holdings. Therefore, TCW Royalty has the power, together with TCW as Sub-Custodian, to vote and dispose of 297,196 shares of the Issuer's Common Stock.

TAMCO, as the parent corporation of TCW Royalty and as the investment manager of the Royalty Entities also has the power, together with TCW as Sub-Custodian, to vote and dispose of the shares of the Issuer's Common Stock held by Holdings. Therefore, TAMCO has the power, together with TCW as Sub-Custodian, to vote and dispose of 297,196 shares of the Issuer's Common Stock.

TCWG, as the parent corporation of TCW and TAMCO, may be deemed to beneficially own shares of the Issuer's Common Stock held by the other TCW Related Entities. TCWG, TCW and TAMCO each disclaims beneficially ownership of the shares of the Issuer's Common Stock (and Common Stock equivalents) reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this statement.

(c) Except for the transactions described herein, none of the TCW Related Entities, and to the best of their knowledge, none of their respective executive officers, directors, or general partners has effected transactions involving the Issuer's Common Stock (or Common Stock equivalents) during the last 60 days.

(d) None

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 4.1  --     Common Stock Purchase Agreement
Exhibit 4.2  --     Series E Preferred Stock Purchase Agreement
Exhibit 4.3  --     Registration Rights Agreement
Exhibit 4.4  --     Shareholders Agreement
Exhibit 10   --     Exchange and Note Issuance Agreement
Exhibit 99.1 --     TCW Option Termination Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 8th day of August, 2001.


THE TCW GROUP, INC.



By:     /s/ LAZARUS N. SUN
    -----------------------------------
    Name:   Lazarus N. Sun
    Title:  Authorized Signatory


TRUST COMPANY OF THE WEST



By:     /s/ LAZARUS N. SUN
    -----------------------------------
    Name:   Lazarus N. Sun
    Title:  Authorized Signatory


TCW ASSET MANAGEMENT COMPANY



By:     /s/ LAZARUS N. SUN
    -----------------------------------
    Name:   Lazarus N. Sun
    Title:  Authorized Signatory


TCW ROYALTY COMPANY



By:     /s/ LAZARUS N. SUN
    -----------------------------------
    Name:   Lazarus N. Sun
    Title:  Authorized Signatory

TCW PORTFOLIO NO. 1555 DR V
SUB-CUSTODY PARTNERSHIP, L.P.


By:      TCW ROYALTY COMPANY, its
         managing general partner

          By:     /s/ LAZARUS N. SUN
              -----------------------------------
              Name:   Lazarus N. Sun
              Title:  Authorized Signatory



INLAND HOLDINGS LLC


By: TRUST COMPANY OF THE WEST, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032, as member

          By:     /s/ LAZARUS N. SUN
              -----------------------------------
              Name:   Lazarus N. Sun
              Title:  Authorized Signatory


By:      TCW PORTFOLIO NO. 1555 DR V
         SUB-CUSTODY PARTNERSHIP, L.P., as member


         By:      TCW ROYALTY COMPANY, as managing general partner

          By:     /s/ LAZARUS N. SUN
              -----------------------------------
              Name:   Lazarus N. Sun
              Title:  Authorized Signatory